FOIA CONFIDENTIAL TREATMENT

REQUESTED BY POWERSECURE INTERNATIONAL, INC.

POWERSECURE INTERNATIONAL, INC.

1609 Heritage Commerce Court

Wake Forest, North Carolina 27587

(919) 556-3056

November 5, 2013

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jennifer Thompson, Assistant Branch Chief

Ms. Lisa Sellars, Staff Accountant

Re:	PowerSecure International, Inc.

Form 10-K for the year ended December 31, 2012

Filed March 7, 2013

File No. 001-12014

Ladies and Gentlemen:

On behalf of PowerSecure International, Inc. (“PowerSecure,” “we,” “us” or “our”), this letter is submitted in response to your letter to us, dated October 24, 2013, which sets forth an additional comment by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the filing referenced above.

For your convenience, in this letter we have repeated the headings and additional comment from the Staff’s letter in italicized, bold type and have provided our responses to each of the four bullet points of the comment.

We have enclosed, under cover of a separate letter (“Request Letter”), supplemental materials requested by the Staff. Simultaneously with this letter, we have submitted a request for confidential treatment of such supplemental materials pursuant to Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83) (“Rule 83”). In addition, pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”), the supplemental materials are being provided to the Staff on a supplemental, confidential basis only, and we hereby request that all supplemental materials be returned to us in the enclosed, self-addressed, prepaid envelope promptly following the Staff’s completion of its review thereof.

Comment:

Form 10-K for the year ended December 31, 2012

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 14. Segment Information, page F-36

1.	We note your response to comment 4 from our letter dated September 16, 2013. Please address the following items related to your segment composition:

•	Provide us with representative copies of the package of information regularly provided to your CODM and Board of Directors.

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY POWERSECURE INTERNATIONAL, INC.

U.S. Securities and Exchange Commission

November 5, 2013

Response:

We supplementally provide the Staff, in hard copies enclosed with the Request Letter, with representative copies of the package of information regularly provided to Sidney Hinton, our President and Chief Executive Officer and our Chief Operating Decision Maker (“CODM”), consisting of the following:

Exhibit B: Consolidated/Consolidating Financial Statements (for the period ended June 30, 2013)

Our consolidated/consolidating financial statements are provided to Mr. Hinton on a monthly basis, although for the third month of each quarterly such financial statements are provided to Mr. Hinton on a quarterly basis, such as the representative financial statements for the period ended June 30, 2013, which are identified as Exhibit B.

Exhibit C: Financial Results Detail (provided in 2012 for the quarterly period ended September 30, 2012)

The financial information represented in Exhibit C, which was provided to Mr. Hinton in 2012 for the quarterly period ended September 30, 2012, is provided to Mr. Hinton on a monthly basis. Mr. Hinton reviews this financial information with our finance and accounting team on a quarterly basis. We are supplementally providing this report from last year to provide a comparison to our current year report.

Exhibit D: Financial Results Detail (provided in July 2013 for the quarterly period ended June 30, 2013)

The financial information represented in Exhibit D, which was provided to Mr. Hinton in July 2013 for the quarterly period ended June 30, 2013, is provided to Mr. Hinton on a monthly basis and reflects the current year format provided to Mr. Hinton of the similar report provided to Mr. Hinton in 2012 as represented in Exhibit C. As we stated under Exhibit C above, Mr. Hinton reviews this financial information with our finance and accounting team on a quarterly basis. This is our current year report.

Exhibit E: Sales Information (for the quarterly period ended June 30, 2013)

This sales information is reviewed by Mr. Hinton during our quarterly business reviews. These quarterly business reviews are conducted by Mr. Hinton in meetings that include our sales leaders, product/service leaders, and finance and accounting leaders.

Exhibit F: Planning/Forecasting Information (for the quarterly period ended June 30, 2013)

This planning and forecasting information is reviewed by Mr. Hinton on a quarterly basis, and more frequently from time to time as Mr. Hinton and Christopher T. Hutter, our Chief Financial Officer, deem appropriate. Mr. Hinton uses this information as his primary strategic business planning/forecasting tool.

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY POWERSECURE INTERNATIONAL, INC.

U.S. Securities and Exchange Commission

November 5, 2013

Exhibit G: Financial Review Material provided to our Board of Directors (Board of Directors Meeting held September 10-11, 2013)

This financial information is provided to our Board of Directors at their regular meetings, typically on a quarterly basis. This financial information is included as part of the regular Board materials, and is reviewed at meetings of our Board of Directors in discussions led by Mr. Hinton and Mr. Hutter.

We are supplementally providing these materials to the Staff under the Request Letter on a confidential and supplemental basis pursuant to Rule 12b-4, and we hereby request that all supplemental materials be returned to us in the enclosed, self-addressed, prepaid envelope promptly following the Staff’s completion of its review thereof. In addition, we have requested confidential treatment of these supplemental materials pursuant to the provisions of Rule 83.

•	Provide us with the titles and areas of responsibility of the direct reports to the CODM discussed in your response.

Response:

We supplementally provide the Staff, in hard copies enclosed with the Request Letter, with Exhibit A, which contains the titles and areas of responsibility of the direct reports to Mr. Hinton, our CODM. In conjunction with this list, we have provided organization charts in Exhibit A to assist the Staff in understanding the day-to-day operating structure of our business. Mr. Hinton operates and manages a matrix organization with numerous direct reports including multiple sales leaders, product leaders, operations leaders, and functional leaders. He operates and manages our business through information he receives from direct interactions with these direct reports, and does not operate or manage our business through an operating committee or divisional heads.

We are supplementally providing these materials to the Staff under the Request Letter on a confidential and supplemental basis pursuant to Rule 12b-4, and we hereby request that all supplemental materials be returned to us in the enclosed, self-addressed, prepaid envelope promptly following the Staff’s completion of its review thereof. In addition, we have requested confidential treatment of these supplemental materials pursuant to the provisions of Rule 83.

•	You state that discrete revenue through gross margin information is available. Please tell us whether that information is ever included in the CODM reports or reviewed by the CODM, and if so, describe the circumstances under which it is included in the CODM reports or reviewed by the CODM.

Response:

We supplementally advise the Staff that discrete revenue through gross margin information is available for each product and service group, and is included in the CODM reports, including the supplemental materials provided to you as referenced in the first bullet point above. This information is provided to the CODM on a monthly/quarterly basis as outlined above. We also note that there is not budget information in these reports, as we do not operate the business with budgets at the level below our Utility and Energy Technologies Segment.

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY POWERSECURE INTERNATIONAL, INC.

U.S. Securities and Exchange Commission

November 5, 2013

•	You also state that you do prepare summary profit and loss rollup of full calendar year metrics by these three groupings from time-to-time as an information-only report, but this rollup is not used to manage the business or make resource allocation decisions. Please tell us how often you prepare this information-only report and if it is provided to the CODM. If so, please provide us with a representative copy of this report and explain in more detail why you believe it is not used by the CODM to manage the business or make resource allocation decisions.

Response:

We supplementally advise the Staff that we prepare summary profit and loss rollup of full calendar year metrics by these three groupings on an approximately quarterly basis as an information-only report, and this rollup is provided to the Board of Directors and Mr. Hinton, our CODM and also a member of our Board of Directors, in the regular Board materials on such quarterly basis. A representative copy of this information (provided in the Board materials for the September 10-11, 2013 Board meeting) is included in Exhibit G, on pages 18-23, which is supplementally provided to the Staff in hard copies enclosed with the Request Letter. We do not believe that these materials are used by Mr. Hinton to operate or manage our business or to make resource allocations, as they are solely included in our Board materials and solely discussed and reviewed by Mr. Hutter in Board meetings. Mr. Hinton does not regularly review these rollups and they are only provided on a full year basis. They are not produced frequently enough, or in enough detail, for the CODM to use them for decision making purposes. Additionally, the method by which our overhead costs are allocated in these reports is not accurate in terms of reflecting actual results, because they simply use revenue as a crude means to allocate such costs. For that reason, we believe they are, at best, rough estimates of the financial results in the categories shown.

We are supplementally providing these materials to the Staff under the Request Letter on a confidential and supplemental basis pursuant to Rule 12b-4, and we hereby request that all supplemental materials be returned to us in the enclosed, self-addressed, prepaid envelope promptly following the Staff’s completion of its review thereof. In addition, we have requested confidential treatment of these supplemental materials pursuant to the provisions of Rule 83.

PowerSecure hereby acknowledges that:

•	PowerSecure is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	PowerSecure may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY POWERSECURE INTERNATIONAL, INC.

U.S. Securities and Exchange Commission

November 5, 2013

If you have any additional questions or comments, please feel free to direct them to our legal counsel, Paul R. Hess of Kegler, Brown, Hill & Ritter Co., L.P.A. (phone: (614) 462-5400, fax: (614) 464-2634, email: phess@keglerbrown.com) or to me. Thank you for your assistance.

Sincerely,

/s/ Christopher T. Hutter
Executive Vice President and Chief Financial Officer

cc:	W. Kent Geer, Chairman of the Board

Sidney Hinton, President and Chief Executive Officer

Gary J. Zuiderveen, Controller and Principal Accounting Officer

Kevin P. Collins, Chairman, Audit Committee

Paul R, Hess, Esq.